Filed Pursuant to Rule 253(g)(2)
File No. 024-11530

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 1 DATED AUGUST 13, 2021
TO THE OFFERING CIRCULAR DATED JULY 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (“we”, “our” or “us”), dated July 30, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment -Legacy Property Owner, LLC

On May 31, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Legacy Property Owner, LLC (the “RSE- Church Lake Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $5,800,000, which was the initial stated value of our equity interest in the RSE Church Lake Controlled Subsidiary (the “RSE- Church Lake Investment”). The RSE Church Lake Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 352 units and approximately 323,000 rentable square feet located at 5186 Church Lake Dr., Southaven, MS 38671 (the “Church Lake Property”). Details of this acquisition can be found here.

On August 9, 2021, the RSE- Church Lake Controlled Subsidiary redeemed the RSE- Church Lake Investment in full. The RSE- Church Lake Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE- Church Lake Investment through the sale of the RSE- Church Lake Property. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 10.25%.